EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

(Loss) Income before Income Taxes	$(86,910)	$134,505	$(89,140)	$271,095
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	650	(1,554)	1,273	(1,309)
Amortization of capitalized interest	842	459	1,323	891
Interest expense	8,491	11,643	16,965	22,641
Interest portion of rental expense	2,186	1,770	4,341	3,652

Earnings	$(74,741)	$146,823	$(65,238)	$296,970

Interest	$8,834	$12,475	$18,171	$24,368
Interest portion of rental expense	2,186	1,770	4,341	3,652
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	-	-	-	-

Fixed Charges	$11,020	$14,245	$22,512	$28,020

Ratio of Earnings to Fixed Charges	(6.78)	10.31	(2.90)	10.60